FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

MARKET ANNOUNCEMENT

SADIA S.A.

CNPJ/MF 20.730.099/0001-94

A Publicly-held Company

Sadia S.A. (“Sadia”), in compliance with the provisions of the official letter OFÍCIO/CVM/SEP/GEA-2/Nº276/08 (“Official Letter”), requesting an immediate statement on the piece of news published by the newspaper Valor Econômico, on page D4, on November 7, under the following headline: “Fund accuses Sadia of fraud in a lawsuit in the United States”, makes the following  clarification to the public: (i) it has not been notified about the lawsuit (nor has it had any access to the records) filed by WestChester Putnam Counties Heavy & Highway Laborers Local 60 Benefit Funds against Sadia, Luiz Fernando Furlan, Gilberto Tomazoni, Adriano Lima Ferreira, Welson Teixeira Junior, Walter Fontana Filho and Eduardo Fontana D’Avila, on November 5, 2008; (ii) it had a partial knowledge of its content solely on November 6, 2008; (iii) it has already retained counsel abroad to assist it in this matter.

Sadia will keep the market informed about the developments of this case.

São Paulo, November 7, 2008.

SADIA S.A.

Welson Teixeira Junior

Investor Relations Director